UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

OPAL FUELS INC.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

68347P 103

(CUSIP Number)

Christine M. Miller

c/o ArcLight CTC Holdings II, L.P.

200 Clarendon St, 55th Floor

Boston, MA 02116

(617) 531-6300

With a copy to:

Julian J. Seiguer, P.C.

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

(713) 836-3600

Jennifer Wu

Kirkland & Ellis LLP

401 Congress Avenue

Austin, TX 78701

(512) 678-9100

July 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68347P 103

1.	Name of Reporting Person ArcLight CTC Holdings II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,877,101*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,877,101*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,877,101*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.55%**
14.	Type of Reporting Person PN

*	The reported securities (the “Reported Securities”) include (i) 9,639,076 shares of Class A common stock of the Issuer (“Class A Shares”), and (ii) 7,238,025 Class A Shares underlying certain warrants held by Sponsor (“Warrants”) that are exercisable for Class A Shares.
**	Calculated based on (i) 25,171,390 Class A Shares outstanding as of July 27, 2022 as reported on Issuer’s Form 8-K, filed on July 27, 2022 (the “Super 8-K”), plus (ii) 144,399,037 Class A Shares to be issued upon conversion of all the Class B common units of OPAL Fuels LLC (the “Class B Units”) and Class D Shares outstanding as of July 27, 2022 as reported on the Super 8-K , and plus (iii) 7,238,025 Class A Shares underlying Warrants held by the Sponsor. In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Persons to disregard the conversion or exercise of the Class D Shares or Warrants not held by the Reporting Persons, the Reporting Persons would be deemed to beneficially own approximately 52. 1% of the outstanding Class A Shares. This percentage is calculated with a numerator of 16,874,101 (9,639,076 Class A Shares held by the Reporting Persons plus 7,238,025 Class A Shares underlying the Warrants held by the Sponsor) and a denominator of 32,409,415 (25,171,390 Class A Shares plus (ii) 7,238,025 Class A Shares underlying the Warrants). Notwithstanding the foregoing, because a Class B Unit and Class D Share are economically equivalent to a Class A Share and further, the Class D Shares vote together with the Class A Shares, the reported 9.55% reflects the Reporting Person’s actual economic and voting interest in the Issuer.

1.	Name of Reporting Person Daniel R. Revers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,877,101*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,877,101*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,877,101*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.55%**
14.	Type of Reporting Person IN

*	The Reported Securities include (i) 9,639,076 Class A Shares and (ii) 7,238,025 Class A Shares underlying certain Warrants held by Sponsor that are exercisable for Class A Shares.
**	Calculated based on (i) 25,171,390 Class A Shares outstanding as of July 27, 2022 as reported on Issuer’s Form 8-K, filed on July 27, 2022 (the “Super 8-K”), plus (ii) 144,399,037 Class A Shares to be issued upon conversion of all the Class B common units of OPAL Fuels LLC (the “Class B Units”) and Class D Shares outstanding as of July 27, 2022 as reported on the Super 8-K , and plus (iii) 7,238,025 Class A Shares underlying Warrants held by the Sponsor. In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Persons to disregard the conversion or exercise of the Class D Shares or Warrants not held by the Reporting Persons, the Reporting Persons would be deemed to beneficially own approximately 52. 1% of the outstanding Class A Shares. This percentage is calculated with a numerator of 16,874,101 (9,639,076 Class A Shares held by the Reporting Persons plus 7,238,025 Class A Shares underlying the Warrants held by the Sponsor) and a denominator of 32,409,415 (25,171,390 Class A Shares plus (ii) 7,238,025 Class A Shares underlying the Warrants). Notwithstanding the foregoing, because a Class B Unit and Class D Share are economically equivalent to a Class A Share and further, the Class D Shares vote together with the Class A Shares, the reported 9.55% reflects the Reporting Person’s actual economic and voting interest in the Issuer.

Item 1. Security and Issuer

The principal executive office of the Issuer is located at One North Lexington Avenue, Suite 1450, White Plains, NY 10601. The Issuer’s Class A Shares are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “OPAL”.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Shares of the Issuer.

Item 2. Identity and Background

(a) ArcLight CTC Holdings II, L.P. (the “Sponsor”) and Daniel R. Revers (“Mr. Revers” and together with the Sponsor, the “Reporting Persons”)

(b) The principal business address for the Reporting Persons is C/O ArcLight CTC Holdings II, L.P., 200 Clarendon Street, 55th Floor, Boston, MA 02116.

(c) ArcLight CTC Holdings II, L.P. (the “Sponsor”) served as the sponsor of ArcLight Clean Transition Corp. II (“ArcLight”) and Mr. Revers has voting and investment discretion with respect to the securities held by the Sponsor. The principal executive office of the Issuer is located at One North Lexington Avenue, Suite 1450, White Plains, NY 10601.

(d) Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is organized under the laws of the State of Delaware and Mr. Revers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On July 21, 2022 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to that certain Business Combination Agreement, dated as of December 2, 2021 (the “Business Combination Agreement”), by and among ArcLight, OPAL HoldCo, LLC (“OPAL HoldCo”), and OPAL Fuels LLC (“OPAL Fuels”). 9,639,076 Class A Shares described herein were received by the Reporting Persons on July 21, 2022, pursuant to the Business Combination Agreement and the transactions contemplated thereby. The Reporting Persons will receive up to an aggregate of 7,238,025 Class A Shares upon exercise of the Warrants.

Concurrent with the closing of the Business Combination, the Sponsor also acquired 2,000,000 Class A Shares, at a price of $10.00 per share, pursuant to a subscription agreement (the “PIPE Subscription Agreement”) entered by and between Sponsor and the Issuer on December 2, 2021. The Sponsor purchased the foregoing securities with its working capital.

The amount of Warrants reflected as beneficially owned by the Reporting Persons gives effect to a transfer by the Sponsor, in connection with the closing of the Business Combination, of 1,985,236 Warrants for no consideration to certain fund entities and accounts managed by Encompass Capital Advisors LLC (“Encompass Entities”) in respect of a purchase by the Encompass Entities of Class A ordinary shares of ArcLight from holders of such shares who had issued valid and timely redemption notices.

The information set forth in Item 4 and Item 6 of this Schedule 13D is incorporated by reference herein.

Item 4. Purpose of Transaction

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through one or more of their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, and taking steps to explore, prepare for or implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, evaluating strategic alternatives as they may become available and entering into confidentiality, standstill or other similar agreements with the Issuer, its subsidiaries and/or any advisors or third parties. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt or equity financings of the Issuer or any of its subsidiaries; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above. The Reporting Persons may participate in an auction or similar process regarding any such courses of action (including, but not limited to, an extraordinary corporate transaction) with respect to the Issuer or its subsidiaries, including submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest and in connection therewith; engaging advisors; communicating with the Issuer, its subsidiaries and other third parties (including various advisors), taking actions regarding prospective financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising, negotiating into agreements with Issuer and its subsidiaries. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Except as set forth in this Schedule 13D, the Reporting Persons have no current plans or proposals that relate to, or would result in:

(a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s memorandum of association or bylaws or instruments corresponding thereto or other actions that may impeded the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended (the “Securities Act”); or

(j) Any action similar to any of those enumerated above.

The information set forth in Items 5 and 6 of this Schedule 13D is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. As noted on the cover pages, the beneficial ownership reflected in Box 13 of each cover page is calculated based on (i) 25,171,390 Class A Shares outstanding as of July 27, 2022 as reported on the Super 8-K, plus (ii) 144,399,037 Class A Shares to be issued upon conversion of all Class B Units and Class D Shares outstanding as of July 27, 2022 as reported on the Super 8-K , and plus (iii) 7,238,025 Class A Shares underlying Warrants held by the Sponsor.   In accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Persons to disregard the conversion or exercise of the Class D Shares or Warrants not held by the Reporting Persons, the Reporting Persons would be deemed to beneficially own approximately 52. 1% of the outstanding Class A Shares. This percentage is calculated with a numerator of 16,874,101 (9,639,076 Class A Shares held by the Reporting Persons plus 7,238,025 Class A Shares underlying the Warrants held by the Sponsor) and a denominator of 32,409,415 (25,171,390 Class A Shares plus (ii) 7,238,025 Class A Shares underlying the Warrants).  Notwithstanding the foregoing, because a Class B Unit and Class D Share are economically equivalent to a Class A Share and further, the Class D Shares vote together with the Class A Shares, the reported 9.55% reflects the Reporting Person’s actual economic and voting interest in the Issuer.

The Reported Securities are held directly by the Sponsor. Daniel R. Revers has voting power and investment discretion with respect to the securities held by the Sponsor, and thus may be deemed to have beneficial ownership of the Reported Securities. The filing of this statement shall not be construed as an admission by either Reporting Person that such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

The Reported Securities include 763,907 Class A Shares that are subject to forfeiture (the “Sponsor Earn-Out”) pursuant to that certain Sponsor Letter Agreement, by and among the Sponsor, OPAL Fuels and certain parties thereto, dated as of December 2, 2021 (as amended from time to time, the “Sponsor Letter Agreement”). Pursuant to the Sponsor Letter Agreement, (i) 5% of the Class A Shares beneficially owned by the Reporting Person will be subject to forfeiture if not vested by the Sponsor Earn Out Date (such shares, the “First 50% Earn-Out Shares”) and (ii) an additional 5% of the Class A Shares beneficially owned by the Reporting Person will be subject to forfeiture if not vested by the Sponsor Earn-Out Date (such shares, the “Second 50% Earn-Out Shares” and, together with the First 50% Earn-Out Shares, the “Sponsor Earn-Out Shares”).The Sponsor Earn-Out Shares will vest and no longer be subject to forfeiture if, during the 60 months following July 21, 2022 (the final day of such period, the “Sponsor Earn-Out End Date):

(1)	(A) the VWAP of the Class A Shares over any 20 trading days within any 30 consecutive trading day period is greater than or equal to $12.50 per share; or (B) a Sale (as defined below) is consummated in which the Class A Shares are valued at greater than or equal to $12.50 per share, in which the case of either (A) or (B), the First 50% Earn-Out Shares will vest upon the close of market on the 20th such trading day or as of immediately prior to the closing of such Sale, respectively; and

(2)	(A) the VWAP of the Class A Shares over any 20 trading days within any 30 consecutive trading day period is greater than or equal to $15.00 per share; or (B) a Sale is consummated in which the Class A Shares are valued at greater than or equal to $15.00 per share, in which the case of either (A) or (B), such Second 50% Earn-Out Shares will vest upon the close of market on the 20th such trading day or as of immediately prior to the closing of such Sale, respectively.

As used with respect to the Sponsor Earn-Out, “Sale” means (A) (1) a direct or indirect sale, lease, exchange or other transfer (regardless of the form of the transaction) in one transaction or a series of related transactions of a majority of the Issuer’s assets, as determined on a consolidated basis, to a third party or third parties acting as a “group” (as defined in Section 13(d)(3) of the Exchange Act) or (2) any transaction or series of transactions that results, directly or indirectly, in the shareholders of the Issuer as of immediately prior to such transactions holding, in the aggregate, less than 50% of the voting equity securities of the Issuer (or any successor of the Issuer) immediately after the consummation thereof (excluding any Sponsor Earnout Shares), in the case of each of clause (1) or (2), whether by amalgamation, merger, consolidation, arrangement, tender offer, recapitalization, purchase, issuance, sale or transfer of equity securities or assets or otherwise.

(c) The information provided or incorporated by reference in Item 3 is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

Investor Rights Agreement

In connection with the Closing and as contemplated by the Business Combination Agreement, the Issuer, OPAL Holdco, Ares, Hillman RNG Investments, LLC (“Hillman”), the Sponsor, and the pre-Closing independent directors of ArcLight (together with the Sponsor, the “Class B Shareholders”) (collectively the “New OPAL Holders”) entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) ArcLight and the Sponsor terminated the Registration and Shareholder Rights Agreement, dated as of March 25, 2021, entered into by them in connection with ArcLight’s initial public offering, (ii) New OPAL provided the New OPAL Holders certain registration rights with respect to certain Class A Shares held by them or otherwise issuable to them pursuant to the Business Combination Agreement, the Second Amended and Restated Operating Agreement of OPAL Fuels LLC, dated July 21, 2022, or the certificate of incorporation of the Issuer and (iii) the New OPAL Holders agreed not to transfer, sell, assign or otherwise dispose of their Class A Shares for up to 180 days following the Closing, subject to certain exceptions.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, a copy of which is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Forward Purchase Agreement

Pursuant to a forward share purchase agreement (the “Forward Purchase Agreement”) entered into between ArcLight and Meteora Capital Partners and its affiliates (collectively, “Meteora”), prior to the Closing Meteora purchased 2,000,000 Class A ordinary shares of ArcLight from shareholders which had previously tendered such shares for redemption but agreed to reverse their redemption and sell such shares to Meteora at the redemption price, resulting in Meteora holding a total of 2,000,000 Class A ordinary shares of ArcLight, which Meteora agreed not to redeem in connection with the Business Combination. Additionally, ArcLight placed $20,040,000 in escrow at the Closing to secure its purchase obligations to Meteora under the Forward Purchase Agreement. The terms of the Forward Purchase Agreement were previously announced by ArcLight in its Current Report on Form 8-K filed July 18, 2022.

The foregoing description of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, a copy of which is included as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Letter Agreement

In connection with the Closing, OPAL Fuels and the Sponsor entered into a letter agreement (the “Issuer Side Letter”) whereby Sponsor agreed to transfer, pledge or forfeit up to 150,000 Class A Shares held by Sponsor for no consideration upon and in accordance with the written direction of OPAL Fuels. Pursuant to such letter agreement, Sponsor further agreed that if the Issuer were to receive less than $6,800,000 in cash upon the release of the escrow fund established pursuant to the Forward Purchase Agreement (such shortfall amount being referred to as the “Shortfall Amount”), Sponsor shall transfer, pledge or forfeit up to an additional 102,000 shares of Class A Shares currently subject to forfeiture under Sponsor Earn-Out provisions as provided in the Sponsor Letter Agreement (with such maximum number of shares pro-rated on a directly proportionate basis based on the size of the Shortfall Amount relative to $6,800,000).

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1.	Business Combination Agreement, dated as of December 2, 2021, by and among ArcLight, OPAL Fuels and OPAL HoldCo (incorporated by reference to Exhibit 2.1 from the Issuer’s Form 8-K, filed with the SEC on December 3, 2021),
2.	Investor Rights Agreement, dated as of July 21, 2022, by and among Issuer, Sponsor and certain investors party thereto (incorporated by reference to Exhibit 10.7 from the Issuer’s Form 8-K filed with the SEC on July 27, 2022).
3.	Forward Purchase Agreement, dated as of July 18, 2022, by and among ArcLight, Continental Stock Transfer & Trust Company and certain investors party thereto (incorporated by reference to Exhibit 10.1 from the Issuer’s Form 8-K filed with the SEC on July 18, 2022).
4.	Joint Filing Agreement, dated as of August 1, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2022

ArcLight CTC Holdings II, L.P.

By: ACTC Holdings GP II, LLC, its
General Partner

By: ArcLight Capital Holdings, LLC, its Manager

By: ACHP II, L.P., its Managing Member

By: ACH GP, LLC, its General Partner

	By:	/s/ Daniel R. Revers
	Name:	Daniel R. Revers
	Title:	Manager